SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549

                            SCHEDULE 13D/A
                            (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                            RULE 13d-2(a)

                         (Amendment No. 1)


                          AMDOCS LIMITED
______________________________________________________________________
                         (Name of Issuer)

                 Ordinary Shares, par value (pound) 0.01
______________________________________________________________________
                  (Title of Class of Securities)


                             G02602 10 3
______________________________________________________________________
                           (Cusip Number)

                          Wayne Wirtz, Esq.
                        SBC Communications Inc.
                           175 East Houston
                        San Antonio, TX 78205
                           (210) 351-3736
______________________________________________________________________
           (Name and Address, and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                         February 9, 2001
______________________________________________________________________
        (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  (continued on following pages)
                       (Page 1 of 10 Pages)

--------------------------------------------------------------------------------
CUSIP NO. G02602 10 3             13D/A                       Page 2 of 10 Pages

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON                         SBC COMMUNICATIONS INC.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              43-1301883
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [   ]
                                                                      (b) [   ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------

4      SOURCE OF FUNDS                                                AF
--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         [  ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware
--------------------------------------------------------------------------------

     NUMBER OF       7    SOLE VOTING POWER                                  0
     SHARES        -------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER                      33,678,658*
     OWNED BY             * Of the Shares beneficially owned by SBC, 13,024,520
       EACH                 Shares are non-voting.
     REPORTING     -------------------------------------------------------------
      PERSON         9    SOLE DISPOSITIVE POWER                            0
       WITH        -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER                   33,678,658

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                                     33,678,658

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN
        ROW (11) EXCLUDES CERTAIN SHARES                                  [   ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             15.2%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                                             HC

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. G02602 10 3                 13D/A                   Page 3 of 10 Pages

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON                          SBC INTERNATIONAL INC.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             43-1380735
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [   ]
                                                                      (b) [   ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS                                                     WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [  ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware
--------------------------------------------------------------------------------

     NUMBER OF       7    SOLE VOTING POWER                                  0
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY        8    SHARED VOTING POWER                      33,678,658*
       EACH               * Of the Shares beneficially owned by SBC, 13,024,520
     REPORTING              Shares are non-voting.
      PERSON       -------------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER                             0
                   -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER                   33,678,658

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                    33,678,658
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                 [   ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            15.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON                                           CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. G02602 10 3                   13D/A                 Page 4 of 10 Pages

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON                    SBC OPTION DELIVERY, LLC
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [   ]
                                                                     (b) [   ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS                                                    WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [  ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER                              0
       SHARES        -----------------------------------------------------------
    BENEFICIALLY      8    SHARED VOTING POWER                      17,448,823*
      OWNED BY           * Of the Shares beneficially owned by SBC, 13,024,520
        EACH               Shares are non-voting.
     REPORTING       -----------------------------------------------------------
       PERSON         9    SOLE DISPOSITIVE POWER                             0
        WITH         -----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER                  17,448,823

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                                     17,448,823
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN
        ROW (11) EXCLUDES CERTAIN SHARES                            [   ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               7.9%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                                             CO

--------------------------------------------------------------------------------

                                                             Page 5 of 10 Pages


                        AMENDMENT NO. 1 TO SCHEDULE 13D
                          RELATING TO ORDINARY SHARES
                               OF AMDOCS LIMITED


     This Amendment No. 1 to the Schedule 13D filed on February 22, 2000 (the "Original 13D"), by SBC Communications Inc. ("SBC") and SBC International Inc. ("SBCI") is being filed to report the disposition of holdings in Amdocs Limited (the "Company") and the contribution of the Company's shares to SBC Option Delivery, LLC ("SBCO").

Item 1. Security and Issuer

     This statement relates to the Ordinary Shares, par value (pound) 0.01 (the "Shares"), of Amdocs Limited, a company organized under the laws of the Island of Guernsey. The Shares trade on the New York Stock Exchange under the symbol "DOX". The principal executive office of the Company is Tower Hill House Le Bordage GY1 3QT, St. Peter Port, Island of Guernsey, Channel Islands.

Item 2. Identity and Background

(a) - (c) SBCO is a Delaware LLC and a subsidiary of SBC with its principal office and principal place of business at #2 Read's Way, Corporate Commons, Suite 117, New Castle, Delaware 19720. SBCI indirectly owns SBCO. SBCO provides SBC with an indirect partial hedge of potential liabilities associated with certain stock options granted to SBC employees as well as a mechanism for repurchasing shares to satisfy those potential liabilities. SBCO has no officers or directors, and is managed by SBC Hedging Management, LLC ("SBCH").

          SBCH is a Delaware LLC and a subsidiary of SBC with its principal office and principal place of business at #2 Read's Way, Corporate Commons, Suite 117, New Castle, Delaware 19720.

(d) - (e) During the last five years, neither SBCO nor SBCH, nor, to the best of their knowledge, any of SBCH's directors, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

                                               Page 6 of 10 Pages


(f) SBCH has no officers and has the following directors (all are citizens of the U.S., all are employed by SBC in the capacities set forth opposite their names, and all are located at 175 E. Houston, San Antonio, TX 78205):

               John B. Gibson       General Attorney
               Harold E. Rainbolt   Assistant General Counsel
               Michael J. Viola     Vice President - Treasurer
               Michael D. Wagner    Managing Director - Assistant Treasurer

Item 4.    Purpose of Transaction

     Since the filing of the Original 13D, SBCI contributed 17,448,823 Shares to SBCO on December 4, 2000, and disposed of 11,088,031 Shares through open market sales or charitable contributions. SBC periodically evaluates its investment in the Company in light of, among other things, the Company's performance, market conditions and SBC's investment and operational strategies, and may determine to sell or otherwise dispose of from time to time some or all of the Shares which SBC presently beneficially owns through open market sales, privately negotiated transactions, charitable gifts or otherwise.

Item 5.    Interest in Securities of the Issuer

(a) SBCI beneficially owns 33,678,658 Shares representing 15.2% of the outstanding ordinary Shares class. SBCO directly beneficially owns 17,448,823 Shares representing 7.9% of the outstanding ordinary Shares class. As of February 1, 2001, the capital structure of Amdocs Limited is made up of 221,318,000 Shares (according to Form 6-K filed by Amdocs Limited on February 1, 2001). SBC possesses ultimate beneficial ownership of the Shares by virtue of its ownership of SBCI and SBCO.

(b) Of the 33,678,658 Shares beneficially owned by SBC, 20,654,138 Shares have voting rights and 13,024,520 Shares are non-voting Shares. Each non-voting Share will convert into one Share with voting rights upon its sale.

     SBCI beneficial ownership interest:
        Percent of class:                                       15.2%
        Sole power to vote or to direct the vote:                      0 Shares
        Shared power to vote or to direct the vote:           33,678,658 Shares*
        Sole power to dispose or to direct the disposition of:         0 Shares
        Shared power to dispose or direct the disposition of: 33,678,658 Shares

                                                             Page 7 of 10 Pages


      SBCO beneficial ownership interest:
        Percent of class:                                          7.9%
        Sole power to vote or to direct the vote:                      0 Shares
        Shared power to vote or to direct the vote:           17,448,823 Shares*
        Sole power to dispose or to direct the disposition of:         0 Shares
        Shared power to dispose or direct the disposition of: 17,448,823 Shares

     SBC has ultimate control over the voting or disposition of the Shares held by SBCI and SBCO by virtue of its ownership of SBCI.

   *  Of the Shares beneficially owned by SBC, 13,024,520 Shares are non-voting.

(c)     During the past sixty days, SBCI disposed of Shares as follows:


 Transaction Date      Type of Transaction    Number of Shares   Price Per Share
12/13/2000                Charitable Gift            22,500           N/A
02/05-02/07/2001        Open Market Sales         1,219,300     $71.81 - $76.90
02/09/2001                Charitable Gift        8,362,369           N/A


(d)     None.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Pursuant to SBC's 1996 Stock and Incentive Plan, a grant of units convertible on a one-for-one basis into Company shares was made in June 1998 to officers of SBC including Mr. James Kahan, a director of the Company. These units vest over three years and are subject to forfeiture prior to vesting. Currently, 554,760 Shares are subject to vesting and 270,606 Shares are deferred, and remain undistributed to such officers.

Item 7.       Material to be Filed as Exhibits

Exhibit No.           Description

    1                 Joint Filing Agreement

                                                             Page 8 of 10 Pages


                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                            SBC COMMUNICATIONS INC.


Dated:  February 22, 2001           By:   /s/ James S. Kahan
                                          James S. Kahan
                                          Executive Vice President - Development


                                            SBC INTERNATIONAL INC.


Dated:  February 22, 2001           By: /s/ James S. Kahan
                                        James S. Kahan
                                        Senior Executive Vice President -
                                        Corporate Development


                                      SBC OPTION DELIVERY, LLC

                                      By SBC Hedging Management, LLC
                                          Manager of SBC Option Delivery, LLC


Dated:  February 22, 2001           By:  /s/ Michael D. Wagner
                                         Michael D. Wagner
                                         Director, SBC Hedging Management, LLC

                                                            Page 9 of 10 Pages


                       EXHIBIT INDEX


Exhibit No.                Description

    1          Joint Filing Agreement